Daniel A. Peterson
Attorney

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
314.345.6246
fax: 314.480.1505
dan.peterson@huschblackwell.com

June 1, 2010

Securities and Exchange Commission Filing Desk 100 F Street, N.E. Washington, D.C. 20549
Re:	The Registration Statement of Tributary Funds, Inc. (the “Registrant”) on Form N-1A with respect to each of its series portfolios (collectively, the “Funds”)

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Registrant, pursuant to: (1) the Securities Act of 1933, as amended, and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended; and (3) Regulation S-T, please find Post-Effective Amendment No. 34 to the Registration Statement under the Securities Act (File No. 033-85982) and Amendment No. 35 to the Registration Statement under the Investment Company Act (File No. 811-08846) of the Registrant (“Amendment”).  The Amendment is being filed for the purpose of conforming the Registrant’s Registration Statement to the new requirements of Form N-1A, including those requirements relating to the summary prospectus, and to offer a new class of shares for each of the Funds – the Institutional Plus Class.

If you have any questions concerning the foregoing, please contact the undersigned at (314) 345-6246 or dan.peterson@huschblackwell.com.

Very truly yours,

/s/ Daniel A. Peterson

Daniel A. Peterson

DAP

cc:	Brittany Fahrenkrog
First National Bank
1620 Dodge Street, Stop 1075
Omaha, NE 68197

Toni Bugni
Jackson Fund Services
225 W. Wacker Dr. Suite 1000
Chicago, IL 60606